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Exhibit 12.1

NORTH AMERICAN VAN LINES, INC.
CALCULATION OF EARNINGS TO FIXED CHARGES RATIO

Earnings		Three Month Period From December 28, 1997 Through March 28, 1998	Nine Period From March 29, 1998 Inception Through December 26, 1998	Year Ended December 25, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002
Add:	Income from continuing operations before adjustment for minority interest in consolidated subs or income or loss from equity investees	(1,335)	11,567	(1,117)	49,845	53,302	94,045
	Fixed Charges	1,352	15,716	28,103	79,332	80,028	71,896

Subtotal		17	27,283	26,986	129,177	133,330	165,941
Less: Interest capitalized					183	578	67

Total Earnings		17	27,283	26,986	128,994	132,752	165,874

Fixed Charges	Three Month Period From December 28, 1997 Through March 28, 1998	Nine Period From March 29, 1998 Inception Through December 26, 1998	Year Ended December 25, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002
Interest expensed	—	11,567	21,409	67,251	62,001	52,192
Interest capitalized	—	—	—	183	578	67
Estimate of interest in rental expense	1,352	4,149	6,694	11,898	17,449	19,637

Total Fixed Charges	1,352	15,716	28,103	79,332	80,028	71,896

Earnings to Fixed Charges Ratio	0.01	1.74	0.96	1.63	1.66	2.31
Amount Earnings is Insufficient to Cover Fixed Charges	(1,335)		(1,117)

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NORTH AMERICAN VAN LINES, INC. CALCULATION OF EARNINGS TO FIXED CHARGES RATIO